UNITED STATES
[redacted]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook Insurance Group, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook Insurance Group, Inc.
401(k) Profit Sharing Plan

Date: June 27, 2008

By: Karen M Spaun
Meadowbrook, Inc.
as Plan Sponsor
Name: Karen M. Spaun
Title: Vice President

MEADOWBROOK INSURANCE GROUP, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Independent Registered Public Accounting Firm	5
99.1	Financial Statements	6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 333-38929 and 333-103453) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of Meadowbrook Insurance Group of our report dated June 26, 2008, with respect to the financial statements and schedule of the Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Detroit, Michigan
June 27, 2008

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 27, 2008

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31	
	2007	**2006**
Assets		
Investments, at fair value:		
Registered investment company stock	**$ 28,265,100**	$ 25,107,156
Meadowbrook Insurance Group Inc. common stock	**1,102,912**	1,003,897
Fully benefit-responsive investment contracts	**3,984,798**	3,560,563
Participant loans	**697,579**	548,299
Total investments	**34,050,389**	30,219,915
Receivables:		
Accrued interest and dividends	**470**	248
Employee contribution	**–**	91,663
Employer contribution	**75,545**	81,187
Total receivables	**76,015**	173,098
Net assets available for benefits at fair value	**34,126,404**	30,393,013
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(35,848)**	(67,651)
Net assets available for benefits	**$ 34,090,556**	$ 30,325,362

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2007	**2006**
Additions		
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	**$ 2,464,676**	$ 1,794,340
Net (depreciation) appreciation in fair value of investments	**(264,276)**	1,904,711
Interest on participant loans	**47,674**	30,351
	2,248,074	3,729,402
Contributions:		
Employer	**912,913**	852,518
Participants	**2,878,491**	2,708,132
Participant rollovers	**360,263**	117,272
	4,151,667	3,677,922
Total additions	**6,399,741**	7,407,324
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants	**2,626,527**	3,912,227
Administrative expenses	**8,020**	7,220
Total deductions	**2,634,547**	3,919,447
Net increase	**3,765,194**	3,487,877
Net assets available for benefits at:		
Beginning of year	**30,325,362**	26,837,485
End of year	**$ 34,090,556**	$ 30,325,362

See accompanying notes.

1. Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six months of service and who have reached the age of twenty and one half years or older may enter the plan relative to their pre-tax contribution and relative to profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary reduction contributions up to 75% of their compensation as defined by the Plan. Participants may direct the investment of their contributions into any of approximately forty investment options offered, including Meadowbrook Insurance Group, Inc. stock, by the Plan. Participants may change their investment options on a daily basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In 2007 and 2006, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations. In a participant's account, both the participant and Company contributions are combined and treated as one contribution. The contribution is then invested per the participant's direction.

The Company may contribute to the Plan out of its current or accumulated net profit as determined by the Company's Board of Directors. Such contributions would be allocated to employee accounts based on a calculation of the employee's compensation over total employee compensation with a maximum contribution of 3% of the profit sharing award.

1. Description of Plan (continued)

Funding Policy

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, their share of Company contributions, and earnings arising from participation in the Plan. As such, no forfeitures occurred during 2007 or 2006.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5 percent to 10.5 percent, which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may under certain circumstances, elect a joint or survivor annuity or choose from several other alternate methods of payment including a lump sum distribution.

Administrative Expenses

Administrative expenses represent fees charged by the trustee related to participant loans.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Transactions With Parties-in-Interest

The Plan holds common stock of Meadowbrook, Inc. in the Plan. Meadowbrook, Inc. is the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price at year-end. The fair value of the participation units in common collective trusts are based on contract value. Participant notes receivable are valued at cost which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Merrill Lynch Retirement Preservation Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Retirement Preservation Trust and the adjustment from fair value to contract value. The fair value of the Plan's interest in the Retirement Preservation Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Retirement Preservation Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and amounts reported in the statement of net assets available for benefits.

3. Investments

The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the Plan's net assets.

	2007	2006
The Oakmark International Fund Class II	**$ 1,812,365**	$ 1,915,135
The Oakmark Equity and Income Fund Class II	**2,058,629**	1,956,896
Blackrock – Basic Value Fund A	**2,163,706**	2,255,862
Davis NY Venture Fund	**2,615,506**	2,820,748
American Growth Fund	**2,079,133**	1,870,797
ML – Retirement Reserves	**3,984,798**	3,560,563

The Merrill Lynch Retirement Reserve account has several benefit-responsive investment contracts with various insurance companies and banks. The contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the various insurance companies and banks. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

Because a guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by the various insurance companies and banks, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts at December 31, 2007 and 2006 was $3,984,798 and $3,560,563, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4 percent. Such interest rates are reviewed on a quarterly basis for resetting.

3. Investments (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2007	2006
Average yields:		
Based on actual earnings	**5.50%**	5.57%
Based on interest rate credited to participants	**5.12%**	4.95%

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(264,276) and in 2006 appreciated in value by $1,904,711 as follows:

	2007	2006
Registered Investment Company Stock	**$ (239,048)**	$ 1,562,623
Meadowbrook Insurance Group, Inc. Common Stock	**(57,031)**	409,739
Fully Benefit-Responsive Investment Contracts	**31,803**	(67,651)
	$ (264,276)	$ 1,904,711

4. Trust Agreements

The Plan's assets, together with the income there from, are held by the Merrill Lynch Trust Company as units in pooled separate accounts and are administered by the custodian who is Merrill Lynch Trust Company. Investment fees attributable to the Plan's investment transactions are deducted from the return on Plan's investments. Trustee and audit fees are paid by the Plan Sponsor.

5. Benefits Payable

At December 31, 2007 and 2006, the net assets available for plan benefits included accounts of terminated participants of $5,992,693 and $5,797,786, respectively.

6. Tax Status

The underlying standardized prototype plan has received an opinion letter from the Internal Revenue Service dated June 4, 2002, stating that the written form of the underlying prototype document is qualified under Section 401(a) of the Internal Revenue Service (the Code), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Pending Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstances. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Plan transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, SFAS 157 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Accordingly, the Plan expects to adopt the provisions of SFAS 157 for the year ended December 31, 2008. The Plan does not expect the adoption of the provisions of SFAS 157 to have a material effect on the Plan's financial condition and results of operations.

Supplemental Information

Meadowbrook, Inc 401(K) Profit Sharing Plan

EIN #38-2645138 Plan #333

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	Alger	Alger Midcap Growth Instl Port	$ 571,760	$ 614,642
	Alger	Alger Midcap Growth Instl Port – GM	203,649	219,440
	Alger	Alger Capital Appreciation	767,001	937,714
	American	American Growth Fund	2,032,177	2,079,133
	JP Morgan	JP Morgan Government Bond	238,375	240,403
	JP Morgan	JP Morgan Government Bond – GM	514,415	526,523
	DWS	DWS Dreman Small Capital Value	1,006,058	929,582
	DWS	DWS Dreman Small Capital Value – GM	189,203	173,479
	Davis	Davis NY Venture Fund Class A	2,530,627	2,615,506
	Davis	Davis Series Financial Fund Class A	112,268	97,135
	Davis	Davis Series Income Real Estate Fund A	519,020	368,527
	Lord Abbett	Lord Abett Mid Cap Value Class P	1,284,955	1,083,168
	Lord Abbett	Lord Abett Mid Cap Value Class P – GM	371,662	314,236
	MFS	MFS Utilities Fund Class A	875,048	953,186
	Oppenheimer	Oppenheimer Global Fund	998,506	981,606
	Blackrock	Blackrock HL SC Opportunities Fund	149,605	170,238
	Blackrock	Blackrock – Fundamental Growth Fund A	1,185,070	1,409,998
	Blackrock	Blackrock – Fundamental Growth Fund A – GM	586,779	687,874
	Blackrock	Blackrock – Basic Value Fund Class A	2,421,807	2,163,706
	Blackrock	Blackrock – Basic Value Fund Class A – GM	974,267	874,172
	Blackrock	Blackrock – Eurofund Class A	255,233	238,316
	Blackrock	Blackrock – Global Allocation Fund Class A	1,340,855	1,435,618
	Blackrock	Blackrock – Equity Dividend A	178,960	190,557
	Blackrock	Blackrock – Pacific Fund A	112,944	109,199
	Blackrock	Blackrock – S&P 500 Index	440,108	440,933
	Blackrock	Blackrock – Small Cap Index	460,453	413,115
	Loomis	Loomis Sayles Strategic	190,591	192,013
	Jennison	Jennison Small Company Fund	153,282	158,076
	Jennison	Jennison Small Company Fund Cl	116,115	119,530
	Mainstay	Mainstay High Yield Corp Bond	110,399	105,321
	The Oakmark	The Oakmark Equity and Income Fund Class II	1,998,614	2,058,629
	The Oakmark	The Oakmark International Fund Class II	2,155,315	1,812,365
	The Oakmark	The Oakmark Fund Class II	243,245	213,721
	The Oakmark	The Oakmark International Fund Class II – GM	1,102,219	931,783
	Pimco	Pimco Total Return Fund A	1,449,083	1,490,761
	Pimco	Pimco Total Return Fund A – GM	643,258	663,230
	Thornburg	Thornburg Inter Value Fund	239,724	251,665
*	Common Stock	Meadowbrook Insurance Group, Inc.	1,166,158	1,102,912
*	Money Market	ML – Retirement Reserves	3,984,798	3,984,798
		Participant Loans (at interest rates of 5% to 10.5%)	N/A	697,579
		Total	$ 33,873,606	$ 34,050,389

* Identifies party-in-interest.